Monster Digital, Inc.

2655 Park Center Drive, Unit C

Simi Valley, California 93065

July 7, 2016

VIA EDGAR

Ms. Maryse Mills-Apenteng

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Monster Digital, Inc.

Registration Statement on Form S-1

Filed November 10, 2015

File No. 333-207938

Dear Ms. Mills-Apenteng:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Monster Digital, Inc., a Delaware corporation (the “Company”), respectfully requests that the effective date for the Company’s Registration Statement on Form S-1, originally filed with the Securities and Exchange Commission (the “Commission”) on November 10, 2015 be accelerated so that it will be declared effective at 4:30pm Eastern time, on Thursday, July 7, 2016, or as soon thereafter as is practicable. In conversations with the Commission, it was confirmed that the Commission is waiving compliance with the 48 hour rule.

***

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need anything further, please contact Thomas J. Poletti of Manatt, Phelps & Phillips, LLP at 714-371-2501.

Sincerely,

Monster Digital, Inc.

By:	/s/ David H. Clarke
David H. Clarke
Chief Executive Officer

cc:	David Olert, CFO

Thomas J. Poletti, Manatt, Phelps & Phillips, LLP

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